EXHIBIT 99.1

NEW FOUND COMMENCES SURFACE TRENCHING AT ICEBERG

Vancouver, BC, July 3, 2024 – New Found Gold Corp. (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce the initiation of surface trenching at the Iceberg Zone at its Queensway Project (“Queensway”), located on the Trans-Canada Highway 15km west of Gander, Newfoundland.

Highlights:

  The Iceberg surface trenching program will focus on excavating between 1-12 meters of overburden that covers the projection of the Iceberg Zone at the bedrock surface, exposing 220m of strike length over a 105m wide area, which corresponds to a core segment of the surface expression of the Iceberg Zone (Figure 1).
  Excavation of overburden covering the surface of the zone is expected to allow for a detailed analysis of the geological and structural models currently defined through drilling.
  Excavation work is underway and it is estimated that the trench will take 8-10 weeks to complete, followed by a detailed geological mapping program expected to be completed in Q4 2024.
  The Iceberg Zone starts approximately 4m below surface at bedrock and when combined with the Iceberg East segment has been drill defined over 680m of strike length and to a depth of 180m. The shallow portion of Iceberg demonstrates robust grades over significant thicknesses, a hallmark characteristic of the zone. Previously released near surface highlight intervals from the area to be trenched include:
Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone	Date Released
NFGC-22-1084	7.70	18.45	10.75	15.42	Iceberg	03/01/2023
Including	12.40	13.25	0.85	128.29	Iceberg	03/01/2023
Including	14.90	16.75	1.85	19.12	Iceberg	03/01/2023
NFGC-23-1109	17.60	23.25	5.65	19.65	Iceberg	03/01/2023
Including	19.00	21.00	2.00	50.52	Iceberg	03/01/2023
NFGC-23-1264	20.00	26.70	6.70	33.28	Iceberg	06/15/2023
Including	20.00	21.90	1.90	85.35	Iceberg	06/15/2023
Including	22.65	23.30	0.65	80.80	Iceberg	06/15/2023
NFGC-23-1838	14.10	19.95	5.85	40.51	Iceberg	03/13/2024
Including	14.10	14.80	0.70	278.00	Iceberg	03/13/2024
Including	18.40	19.95	1.55	22.56	Iceberg	03/13/2024

Table 1: Iceberg Near Surface Drilling Highlights

Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 70% to 95% of reported intervals. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

Keats Trench Update:

  In 2023, the Company completed (November 17, 2023) a surface trench of the Keats Zone, exposing 200m of strike length over a 150m wide area.
  The Company is in the process of completing a high-density surface channel sampling program at the Keats zone trench that began in early May 2024 and is expected to be completed by mid-July 2024. This sampling program has been designed to systematically test the exposed 200m strike length of the Keats Zone along 7.5m spaced cut channel samples with approximately 1,650m of cut channel samples.

New Found Gold Corp.	1	TSX-V: NFG, NYSE-A: NFGC

Greg Matheson, Chief Operating Officer of New Found, stated: “Trenching along a 200m strike length of the Keats Zone in late 2023 has yielded a great deal of geological information and significantly strengthened confidence in our sub surface 3-D models. Having the ability to observe large surface exposures of mineralization provides added confidence beyond what can be garnered from drilling alone, paving the way for more accurate modelling. We want to de-risk Iceberg in the same way by exposing the bedrock surface above the zone. Like Keats, Iceberg was blind, it does not outcrop at surface but rather exists under a thin layer of till cover.

“The ongoing systematic channel sampling program at Keats is expected to provide significant insights into the grade distribution across the vein network associated with the Keats-Baseline Fault where the vein model is now very well constrained as a result of having the trench exposure. The process of mapping and systematic sampling across our key zones is an important step and one easily accomplished at Queensway since many of our mineralized zones extend to the bedrock surface with limited cover. It is exciting to know we will have the first glimpse of Iceberg in a few weeks’ time.”

Figure 1. 3-D horizontal section (+/- 25m) with planned Iceberg trench outline on bedrock and previously excavated Keats trench outline.

New Found Gold Corp.	2	TSX-V: NFG, NYSE-A: NFGC

Figure 2: Knob – Everest plan view map

New Found Gold Corp.	3	TSX-V: NFG, NYSE-A: NFGC

At-The-Market Quarterly Update

The Company is pleased to provide a quarterly update with respect to the Company’s at-the-market equity offering program (the “ATM”) implemented on August 26, 2022, pursuant to an equity distribution agreement (the “Equity Distribution Agreement”) with BMO Nesbitt Burns Inc., Paradigm Capital Inc. (together, the “Canadian Agents”) and BMO Capital Markets Corp. (the “U.S. Agent” and, together with the Canadian Agents, the “Agents”).

From the commencement of the ATM to June 30, 2024, the Company issued an aggregate of 9,539,695 common shares in the capital of the Company (the “ATM Shares”), through the facilities of the TSX Venture Exchange and NYSE American, at an average price per ATM Share of C$5.37. From March 31, 2024, to June 30, 2024, the Company issued 2,925,552 ATM Shares, at an average price per ATM Share of C$4.71, for aggregate gross proceeds of C$13,784,148. Pursuant to the Equity Distribution Agreement, a cash commission of C$323,927 was paid to the Agents in connection with the issuance of the ATM Shares during the last fiscal quarter, resulting in aggregate net proceeds of C$13,460,140.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor will there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this press release dated July 3, 2024, by New Found. Mr. Matheson certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland and Labrador, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 650,000m drill program at Queensway and is well funded for this program with cash and marketable securities of approximately $54 million as of July 2024.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR+ profile at www.sedarplus.ca.

Acknowledgements

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

New Found Gold Corp.
Per: “Collin Kettell”
Collin Kettell, Chief Executive Officer
Email: ckettell@newfoundgold.ca
Phone: +1 (845) 535-1486

New Found Gold Corp.	4	TSX-V: NFG, NYSE-A: NFGC

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating to exploration, drilling and mineralization on the Company’s Queensway gold project in Newfoundland and Labrador; the Iceberg surface trenching program and the expected timing and benefits of such program; the detailed geological mapping program expected to follow the Iceberg surface trenching program and the timing thereof; the Keats high-density surface channel sampling program and the expected timing and benefits of such program; assay results; the interpretation of drilling and assay results, the results of drilling programs, mineralization and the discovery of zones of high-grade gold mineralization; plans for future exploration and drilling and the timing of same; the merits of the Queensway project; future press releases by the Company; and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “interpreted”, “intends”, “estimates”, “projects”, “aims”, “suggests”, “indicate”, “often”, “target”, “future”, “likely”, “pending”, “potential”, “goal”, “objective”, “prospective”, “possibly”, “preliminary”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of exploration, drilling and assay results, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca for a more complete discussion of such risk factors and their potential effects.

New Found Gold Corp.	5	TSX-V: NFG, NYSE-A: NFGC